Exhibit 99.1

ICON Completes Acquisition of Aptiv Solutions

DUBLIN--(BUSINESS WIRE)--May 8, 2014--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it has completed the previously announced acquisition of Aptiv Solutions.

Aptiv Solutions is a recognised leader in the design and execution of adaptive clinical trials for pharmaceutical and biotech customers. The company also has in-depth experience in the management of medical device trials and its Japanese subsidiary, Niphix, is a full-service, oncology-focused CRO serving both Japanese and international customers.

“Aptiv’s adaptive trial capabilities, combined with our existing technology platforms, such as ICONIK and Firecrest, will further differentiate our services and help our customers take time and cost out of the development process,” commented Dr. Nuala Murphy, President, ICON Clinical Research Services. “Their presence in Japan and medical device capabilities will also broaden our offerings in these markets.”

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 10,300 employees, operating from 76 locations in 37 countries.

Further information is available at www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON
Brendan Brennan
Chief Financial Officer
+ 353-1-291-2000
or
Simon Holmes
EVP Investor Relations & Corporate Development
+ 353-1-291-2000